Exhibit (a)(1)(v)

May 4, 2009

To BTU Employees Eligible for the Stock Option Exchange Program:

There are just 14 days left for you to make your election to participate in the BTU Stock Option Exchange Program. The offer is scheduled to end at 9:00 a.m. EDT on Monday, May 18, 2009. To participate in the Exchange Program, you must submit your Election Form by that deadline.

You should have received a set of materials explaining the Exchange Program and how to elect to exchange your eligible options, as well as personalized information about your eligible options. Please read the materials carefully and consult with your personal financial and tax advisors before deciding whether or not to participate. If you choose to exchange your options, please be sure you submit your Election Form to BTU International, Inc. by one of the following methods:

•	by regular mail to BTU International, Inc., Attn: Richard Flynn, 23 Esquire Road, North Billerica, MA 01862;

•	by facsimile to Richard Flynn at 978-670-1533;

•	by e-mail, send a signed PDF of the Election Form to Richard Flynn at rflynn@btu.com; or

•	by inter-office mail to Richard Flynn in the Accounting Office.

Election Forms must be received before 9:00 a.m. EDT on Monday, May 18, 2009.

If you have questions about the Exchange Program, you may send an e-mail to Richard Flynn at: rflynn@btu.com or call 978-667-4111 (ext. 328).

The exchange program materials contain important information for employees, including an offering memorandum that should be read carefully prior to making a decision whether to participate in the exchange program. These written materials and other documents may be obtained free of charge from the Securities and Exchange Commission’s website at www.sec.gov.

Eligible employees may obtain, free of charge, a written copy of the offering memorandum and other materials by calling Richard Flynn at 978-667-4111 (ext. 328) or sending an e-mail to rflynn@btu.com.